Mail Stop 3561
            							February 6, 2006

Christopher M. Armstrong, President
ESE Corporation
138 Weatherwood Road
Rock Hill, South Carolina  29732

Re:  	ESE Corporation
      Registration Statement on Form SB-2
      Amendment No. 1 filed December 21, 2005
      File No. 333-128110

Dear Mr. Armstrong:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to our previous comment one from our letter of October 6, 2005 and we reissue the comment. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize offerings for attempts to create the appearance that the registrant has a specific business plan, in an effort to avoid the application of Rule 419." See Security Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company that intends to establish a coffee shop. Your disclosure shows that you generally have no assets other than cash of $14,670 as of August
31, 2005, no revenues, no operations, no "coffee shop," no developed website, no contracts regarding the company`s proposed products, services or equipment, no employees or officers with relevant experience and no work performed to redesign the space into a coffee shop. It is uncertain as to whether or not the company has entered into a lease agreement for the proposed site of the coffee shop. (See our below comments regarding the lease agreement). The company does not intend to hire any employees, and officers of the company will only devote four hours a week to the company. The only expenses thus far appear to be in relation to the company`s formation and raising capital. We note that the estimated expenses for this offering are $35,000 and approximately $16,425 for your general plan of operations. We note that the company is not raising any capital in this offering. It is uncertain from your disclosure whether the company will be able to implement a business plan based on the amount of its current cash position. It is unclear if and how the company will raise additional capital. Furthermore, the company lacks a specific plan of operations for the next twelve months.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule
419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. We offer the following comments to help you revise your disclosure.
2. Please note that, in general, the prospectus should focus upon the company`s immediate plan of operation. For example, such factors include having sufficient capital to implement the plan of operation, possibly entering into a lease agreement, acquiring equipment, entering into agreements with suppliers, designing the interior of the store, marketing the store and its products, and all other factors necessary to have an operational coffee shop. Please significantly revise the risk factors section, the business section and the MD&A section accordingly.

Summary of our Offering, page 5

Our Business, page 5
3. We note the statement that "[w]e have entered into a lease agreement to lease space in the Charlotte, North Carolina."
Please
reconcile this statement with the disclosure on page 13 that "[o]ther than completion of our private placement and entering into an agreement to execute a lease agreement ..." (Emphasis added). Please revise throughout the prospectus.
4. Please explain the statement "we have started our operations."
5. We are reissuing our previous comment five. Please include the most significant aspects of the offering such as the company`s current operations.

Risk Factors, page 6
6. In risk factor two, we note the statement that "[w]e believe the
$24,957 will allow us to operate for one year. We believe the funds will enable us to pay the expenses of this offering and the costs to implement our business plan." We note that as of August 31, 2005, the company had cash of $14,670. We also note that the estimated offering costs of this offering are $35,000 and the estimated costs to implement the company`s plan of operation, as disclosed on page 18, are $16,425. In the MD&A section, please explain in detail how the company will be able to pay the costs of this offering and the costs to implement the plan of operation with the company`s current cash position. Please revise this risk factor and other related risk factors accordingly.
7. In risk factor two, you state: "As such we have not initiated our proposed business operations or realized any revenues (our emphasis)." However, under "Liquidity and Capital Resources" on page
19 you state: "As of the date of this prospectus, we have initiated operations, but have not generated any revenues (our emphasis)." Please reconcile these inconsistencies wherever they appear throughout the prospectus.
8. We reissue our previous comment 11. In risk factor seven, please describe the specific risk to your company. For example, please discuss whether there are other similar coffee shops near the company`s location.
9. In risk factor eight, we note the disclosure that "it is likely we will need to raise additional capital, possibly through the issuance of long-term or short-term debt or the issuance of additional equity securities in private or public transactions." Please describe whether the company expects to raise additional capital in the next twelve months. In the MD&A section, please explain in detail the company`s plan to raise additional capital.
10. We reissue our previous comment 12. Please describe whether the company will purchase any property insurance.

11. In risk factor ten, please describe whether the company plans to hire, in the next twelve months, experience personnel to assist in financial accounting and the preparation of reports.

Determination of Offering Price, page 10
12. We reissue our previous comment 15. Please provide the factors that were considered in determining the offering price. See Item
505(a) of Regulation S-B.

Plan of Distribution, page 10
13. Please describe whether the company`s will pay the costs of this offering and disclose the amount of costs which have been paid to date by the company.

Business, page 13
14. We reissue our previous comment 18. We note that most of the business section appears promotional, rather than factual, and should be revised to remove all promotional statements. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. For example we note the disclosure under the "Summary," "The Gourmet Coffee Market," Strategy," "Product Supply" and "Store Design." Please significantly revise your disclosure to address your current and immediate activities according to the requirements of Item 101(b) of Regulation
S-B. Please provide reasonable support for the promotional statements in the prospectus. If a reasonable basis cannot be provided, the statements should be removed.
Summary, page 13
15. We reissue our previous comment 17. Please focus on the company`s current location.
16. Please clarify and reconcile the contradiction within the first statement and the contradiction between the first and second statements of this section with regard to whether or not your locations include other coffee shops in the area:
* "Our strategy is to open one walk-in establishment where other coffee shops do not exist or exist (sic) and grabbing a share of the market. We have found one such location at 413C Alissum Ln., Charlotte, North Carolina (our emphasis);" and
* "We expect our establishments will be clustered with other coffee shops in high-traffic, high-visibility locations (our emphasis)."

17. State, in this section and wherever applicable, the following:
* whether or not the Alissum Ln. location is in a high-traffic, high-visibility location; and
* whether or not it is in a downtown or rural area.

The Gourmet Coffee Market, page 13
18. We note the statement "[o]ur coffee shop will offer customers
....
double drive-format." Please explain whether the location at 413C Alissum Ln will offer such service.
19. Please describe the company`s "time-saving format."

Site Location, page 14
20. We note the reference to the company`s lease agreement.
Please
include the date the agreement was entered into, a description of the principal terms, the duration of the agreement and file the agreement as an exhibit.
21. We reissue our previous comment 21. Update, wherever appropriate, your lease arrangement. We note that exhibit 10.1 filed by the company is an agreement to lease. It is unclear if the company has entered into a lease agreement with Christine Root.
In
addition, we note that the commercial lease agreement provides that prospective lessor, ESE Corporation, shall lease to prospective lessee, Christine Root, the commercial property which is owned by prospective lessor. Please describe the company`s ownership of this property and explain why the lease is relevant if the company is leasing the property to Christine Root. If the property is the company`s site location why then is the company leasing this property to someone else? Please explain.
22. Please describe in more detail the site location. For example, please describe the "industrial complex," including a description of the other businesses in the complex and the number and type of employees. Does the company expect to conduct most of its business with employees of the industrial complex or from persons from the surrounding area? Does the store have easy access to any high traffic roads? Describe the surrounding area and the structure of the building.

Strategy, page 14
23. Please explain the statement "[o]ur location has excellent accessibility."

24. In view of the fact that you do not yet have any customers, please revise the last sentence of this section.
25. Please describe in detail the company`s marketing plans during the next twelve months.
26. Please describe the company`s strategy for product quality and rapid service.

Product Supply, page 14
27. Please describe whether the company has contacted Smithfarms, Groundwork Coffee Company or Don Evilio Gourmet Coffee in regards to the company purchasing coffee from them. If yes, please describe the negotiations and the principal terms of any agreements. Also file the agreements as exhibits. If the company has not entered into any agreements with the suppliers, please provide a reasonable basis for the statement.
28. Please describe any arrangements that the company has entered into to purchase pastries and lunch items. Please describe in detail the items the company will sell.
29. Please describe in detail any arrangements that the company has entered into to purchase or rent equipment such as coffee and espresso machines, cash registers, refrigerators, ovens, tables, coffee cups, etc.

Store Design, page 15
30. Please describe the two other businesses located in the industrial complex.
31. Please describe in detail the current interior of the store and the prior use of the space. Describe what steps the company has taken to convert the space into a coffee shop. Describe what steps the company will further undertake to redesign the space into a coffee shop. Please describe these steps in detail and name any companies that have assisted or will assist the company in creating the store.
32. We reissue our previous comment 26. Please describe in detail any steps the company has taken to develop free-standing stores. If no steps have been taken, please describe when the company expects to begin the process and provide the reasonable basis for the statements. Please disclose the name of the firm or person assisting the company in the design.




Government Regulations, page 16
33. We reissue our previous comment 29. Please provide the information required by Items 101(b)(8), (9) and (11) of Regulation
S-B. Please describe the status of the company`s efforts in obtaining the business license and food service license. Please describe the regulations, the process in obtaining the licenses and from whom the company will obtain the licenses.

Employees, page 17
34. Please describe whether the company will hire employees in the next twelve months and the various positions that will be required for the store.

Other
35. Clarify in the business section whether you have, or intend to purchase, property insurance.

Management`s Discussion and Analysis of Financial Condition or
Plan
of Operation, page 17
36. You state, "[w]e will use the proceeds from our public
offering
as follows...."  Since this Form SB-2 relates to the registration of
shares held by current shareholders, please revise to discuss any future public offerings planned or revise to clarify the source for the $16,425 in future costs that are described on page 18. We note in "Liquidity and Capital Resources" on page 19 that you already spent $10,032 of the $24,947 raised and as of August 31, 2005 you have only $14,670 in cash. Please revise your projections accordingly. Also revise to clarify the number of months the projected expenses are expected to cover.

Plan of Operation, page 17
37. Please update milestone one as to the purchase of equipment and discuss all steps taken by the company to purchase equipment. Please describe the specific equipment.
38. We note the statement in milestone one that "[w]e do not intend to hire employees. Our officers and directors will handle our administrative duties." Please describe these administrative duties.
Also describe who will operate the coffee shop and analyze the number of employees needed to accomplish all of the services proposed to be offered by the coffee shop and coffee stop`s hours of operation. Please explain in light of the disclosure in the management section that "Mr. Armstrong will devote approximately four hours per week to our operation."
39. Please revise to include any redesign by the company of the space into a coffee shop. Include all costs, the steps to be taken and the time-frame in which to accomplish the conversion of the space into a coffee shop.
40. Under milestone two, we note the reference to development of the company`s website. Please describe in detail in the business section, the intended purpose of the company`s website. Please describe the reference to "$15,000 to have it upgraded to our standards" and the "database." Also describe the time-frame in which the company expects to have the website upgraded to its standards and the expected funding for this project.
41. Under milestone two on page 18, state the date you completed your private placement.
42. Please describe the specific costs of the marketing program for each source listed such as radio, television, newspapers and other periodicals. Include the reasonable basis for the estimates.
Also
describe the personal selling by Christopher Armstrong and Robin
Long.
43. Please describe when the company expects to open the coffee shop.
44. We note the statement that "[w]e believe that we can operate for one year with the funds we currently have." Please provide a reasonable basis for the statement in light of the company`s cash position of $14,670 as of August 31, 2005, and the estimated offering costs of this offering of $35,000 and the estimated costs to implement the company`s plan of operation of $16,425 as disclosed on page 18.
Liquidity and Capital Resources, page 19
45. We reissue our previous comment 41. Please discuss whether the company will raise additional funds in the next twelve months.
See
Item 303(a)(1)(i) of Regulation S-B. Not that the company should take into account the company`s plan of operation and the costs of this offering.
Results of Operations, page 20
46. Please describe the company`s expenses to date.






Management, page 21
47. Please describe Robin Long`s business experience from June
2000
to June 2001.
48. Under the description of Robin Long`s business experience, we note the statement that "Ms. Armstrong will devote approximately four hours per week to our operation." Please confirm that Ms.
Armstrong
is the same person as Ms. Long or revise.

Principal Shareholders, page 23
49. As we previously requested, please conform your disclosure with the table in Item 403 of Regulation S-B. Ensure that you remove from the table any indications of ownership after the sale of shares and, also, the word "direct." This section should reflect current beneficial ownership. In addition, revise the disclosure above the table by removing the following statement: "The table also reflects what their ownership will be assuming completion of the sale of all shares in this offering."
50. Please update the information in this section, if applicable.

Selling Shareholders, page 24
51. If Stacy or Richard Armstrong, or any other selling shareholders, are related to an officer or director, please disclose.

Description of Securities, page 26

Common Stock, page 26
52. Please disclose in this section whether Conrad Lysiak`s legality opinion states that the shares are "legally issued."

Certain Transactions, page 27
53. We reissue our previous comment 56. Please name the promoters.
See Item 404(d) of Regulation S-B.

Financial Statements, page F-10
54. Please revise to include updated financial statements as required by Item 310(g) of Regulation S-B.



* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.


Sincerely,




John Reynolds

Assistant Director


cc:   Conrad Lysiak, Esq.
        Fax: (509) 747-1770

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Christopher M. Armstrong
ESE Corporation
February 6, 2006
Page 10